Exhibit 99.1

Catalyst Paper announces Update on CCAA Plan of Arrangement

RICHMOND, BC, June 21, 2012 /CNW/ - Catalyst Paper today announced an update on the status of its discussions regarding a new asset backed loan (ABL) facility and an exit financing facility. While Catalyst has not yet agreed to terms with any lender, Catalyst believes that the exit facility lender or lenders may require that the exit facility be secured by a charge on the assets of Catalyst and its subsidiaries that ranks equally with or in priority to the security to be granted to holders of the New First Lien Notes, as previously described in Catalyst's information circular dated March 23, 2012 (the Circular) and as provided for in the Further Amended Plan of Arrangement scheduled to be voted on at meetings of the unsecured and secured creditors of Catalyst on June 25, 2012.  As a result, the trust indenture to be entered into in connection with the New First Lien Notes will include a provision permitting the granting of such security and addressing any related subordination arrangements in connection with an exit financing facility in a principal amount of up to $100 million and the terms of the New First Lien Notes as described in the Circular are amended accordingly.  Catalyst will provide further information as discussions continue in connection with the ABL and exit financing facilities.

Further Information and Monitor Contact Information

Additional information regarding the plan of arrangement and the company is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml and in Catalyst's information circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst's web page (www.catalystpaper.com). Terms used in this news release that are defined in the Circular have corresponding meanings.

Creditors who have questions may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

General Information

Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to the ABL Facility, Exit Facility and the implementation of the plan of arrangement are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 18:30e 21-JUN-12